Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On August 10, 2011, Ecolab Inc. used the following slides in a live webcast to employees.  Additional presentation slides unrelated to the proposed Nalco transaction have been redacted.

Business Update DOUGLAS M. BAKER, JR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER August 10, 2011

Cautionary Statement Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information Additional Information and Where to Find it Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

4 Strategy 2015 Goals: What We Will Do Extend Corporate Accounts leadership globally Develop leadership position in emerging markets Become Water, Energy and Waste experts in our markets Build Healthcare to be one of our core businesses Expand global leverage, led by Europe

5 Strategy 2015 Goals: What We Will Do Extend Corporate Accounts leadership globally Develop leadership position in emerging markets Become Water, Energy and Waste experts in our markets Build Healthcare to be one of our core businesses Expand global leverage, led by Europe

1995 2000 2005 2010 $18B $32B $39B $57B ECOLAB MARKET OPPORTUNITY ECOLAB HAS CONSISTENTLY EXPANDED ITS MARKET OPPORTUNITY TO DRIVE GROWTH Simultaneously Growing the Opportunity Set and Capability Asia Pacific, Latin America QSR, FRS, Water treatment, Audit EMEA, Pest Global Healthcare Infection Prevention + + + +

1995 2000 2005 2010 $18B $32B $39B $57B ECOLAB MARKET OPPORTUNITY ECOLAB HAS CONSISTENTLY EXPANDED ITS MARKET OPPORTUNITY TO DRIVE GROWTH Simultaneously Growing the Opportunity Set and Capability Asia Pacific, Latin America QSR, FRS, Water treatment, Audit EMEA, Pest Global + + + + + $100B+ Healthcare Infection Prevention

Nalco Leading global provider of water management services operating in 150 countries Leading positions in water, energy and process technology and services More than 2x the size of nearest competitor in water services Industry-leading technology Emerging markets strategy focuses resources in areas of rapid growth Ecolab Leading global provider of cleaning and sanitizing operating in 160 countries Leading positions in food safety hygiene, healthcare infection prevention and commercial pest elimination Industry leader in service expertise, technology and innovation Strong, consistent track record of revenue growth, profitability and cash flow Two Global Leaders with Complementary Businesses and Strengths

This is the Right Deal Makes us a bigger, faster growth company Positions us to better meet our customer needs Strong business model, technology and culture fit Compelling shareholder value creation Conservative financial position maintained

Stronger Foundation $11B in combined revenue Strong cash flow: ~$1.2B in operating cash flow, ~$2B in EBITDA Strong balance sheet and financial wherewithal More balanced industry mix Great Fit Similar business cultures Technology and business model alignment Complete the circle of solutions Limited direct overlap minimal disruption Essential Expertise for Water Management Cleaner Safer. Healthier. Everywhere it Matters Enhances both companies’ prospects for greater growth Stronger Foundation for Combined Company . . .

Analysts Support Increasing 11 Buys 4 Holds 0 Sells